

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2021

Stephanie Bellinger
Vice President, German Retail Fund Accounting
Jamestown Invest 1, LLC
675 Ponce De Leon Ave.
7th Floor
Atlanta, GA 30308

> **Re: Jamestown Invest 1, LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 2**
> **Filed September 22, 2021**
> **File No. 024-11102**

Dear Ms. Bellinger:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Costello at 202-551-8742 or Erin E. Martin at 202-551-3391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin Gust